Exhibit 99.1

News Release

(For Immediate Dissemination)

Poly-Pacific Signs a Joint Venture Agreement with Major Chinese Plastics Company

EDMONTON, ALBERTA, April 22, 2008 (Marketwire via COMTEX News Network) - - Poly-  Pacific International Inc. ("Poly-Pacific" or the "Company") (TSX VENTURE: PMB) (OTCBB:  PLYPF) (BERLIN: A0LGDN) (FRANKFURT: POZ) is pleased to announce that it has signed a  definitive Joint Venture Agreement with Zhejiang Siecheng Plastic Company Ltd. (“ZSPC”).

For several months, Poly-Pacific has been searching for a strong strategic Asian partner to assist  the  Company  with  the  importation  of  the  nylon  fibre  into  China,  in  accordance  with  the  applicable  laws  of  that  country.  This  partner  would  also  assist  the  Company  in  cleaning,  processing (pelletization) and sales throughout Asia.

Located  in  Baixiang  Town,  Yueqing  City,  near  Wenzhou,  China,  ZSPC  specializes  in  the  production, processing, recycling and sales of nylon throughout China. With gross annual sales  exceeding $110 million Canadian, ZSPC is ISO9001 certified and has been awarded numerous  certificates  of  merit,  including  “Enterprise  of the  Year”  and  “The  Top  50  Enterprises”  by  the  Chinese Government.

Under  the  terms  of  the  Joint  Venture  Agreement,  the  Company  will  be  responsible  for  the  reclamation,  preliminary  cleaning,  containerization,  export  into  China  and  remediation  of  all  landfill sites under contract in accordance with the applicable environmental laws.

ZSPC will be responsible for the purchasing and importation of the nylon in accordance with all  applicable laws of China, the processing of the nylon into marketable products for sale or resale.  ZSPC  will  also  provide  an  irrevocable  letter  of  credit  from  a  reputable  financial  institution  acceptable to Poly-Pacific in the face amount of not less than $1,000,000 Canadian that may be  drawn by Poly-Pacific to secure payment from third party purchasers.

The  Company  and  ZSCP  shall  share  equally  all  net  profits  earned  by  the  Joint  Venture  Agreement. The business of the Joint Venture will be controlled by a management committee  with one or two representatives from each of the Company and ZSCP.

The  Joint  Venture  also  stipulates  that  both  the  Company  and  ZSCP  will  vigorously  pursue  additional reclamation opportunities on a world-wide basis.

“We sincerely appreciate the trust and opportunity that Poly-Pacific and its management team  have  given to us,” stated Mr. Daoxin Huang, President of Zhejiang Xiecheng Plastics Company  Ltd.  “A  shortage  of  recycled  nylon  has  placed  great  pressure  on  our  company.  However,  by  applying our policy and strategy, our management team has achieved excellent progress on all  aspects of this business. We are very proud to have been awarded one of the 50 top companies by the Chinese government during the previous three years. I am confident that working with  Poly-Pacific will be a win/win for both companies’ in the years to follow.”

“The Joint Venture Agreement with ZSCP, one of China’s largest and most successful polymer  processing  companies,  is  a  significant  achievement  for  Poly-Pacific.”, stated  Randy  Hayward,  President of Poly-Pacific. “It provides the Company with a total solution for reclaiming nylon  and other polymer waste. Our combined knowledge and financial strength will greatly enhance  our ability to pursue and obtain additional landfill reclamation sites throughout the world.”

Poly-Pacific is an innovator in eco-friendly solutions to Industrial Waste by-products. We are  actively and successfully pursuing the reclamation of industrial polymers throughout the world.  The  significance  and  importance  of  recycling  and  reclaiming  industrial  waste  has  become  an  important global issue. At Poly-Pacific, we are focused on benefiting our planet by exploring and  pursuing  new  environmentally  sound  methods  and  technologies  in  recycling,  while  creating  significant value for our shareholders as the leading company in the reclamation sector.

This  release  may  contain  forward  looking  statements  within  the  meaning of the "safe harbor"  provisions of US laws. These statements are based on management's  current expectations and  beliefs and are subject to a number of risks and uncertainties that could cause actual results to  differ materially from those described in the forward looking statements. Poly-Pacific does not  assume any obligation to update any forward looking information contained in this news release.

For further information please contact Randy Hayward, President and Chief Executive Officer of Poly-  Pacific by telephone at (778) 786-1230. Website: www.poly-pacific.com Email:info@poly-pacific.com